International Stem Cell Corporation

5950 Priestly Drive

Carlsbad, CA 92008

October 23, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	International Stem Cell Corporation

Preliminary Proxy Statement on Schedule 14A

File No. 000-51891

Ladies and Gentleman:

International Stem Cell Corporation (the “Company”) hereby submits this response to the comment provided in the letter from the staff of the Commission dated October 22, 2014 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 000-51891) filed on October 17, 2014. For ease of reference, we have included the text of the Staff’s comment followed by the Company’s response:

Proposal No. 2

Reverse Stock Split of the Common Stock of the Company, Page 5

1.	We note that you have proposed a reverse stock split of your issued and outstanding shares of common stock. Please revise your disclosure to describe whether you have any plans, arrangements, or understandings relating to the issuance of any additional shares that would become available for issuance following your proposed reverse stock split. If such plans exist, please disclose all material information with respect to you plans. If you have no such plans, arrangements or understandings, please revise your disclosure to state so.

RESPONSE:

While the Company notes that it has previously disclosed that it will need to raise additional capital to fund its current research and development programs and operations, it does not have any specific plans with respect to the additional authorized shares that would be available if the reverse stock split is implemented. As such, we will add the following sentence in the definitive Proxy Statement at the end of the second paragraph following the subheading “Reasons for the Reverse Stock Split”:

“Although at present the Board of Directors has no specific plans to issue the additional shares of common stock that would be available if we implement the reverse stock split, the Board of Directors desires to have the shares available to provide additional flexibility to use capital stock for business and financial purposes in the future.”

Securities and Exchange Commission

Page Two

Because we believe we can address the comment by adding a single sentence, we appreciate the staff’s flexibility in reviewing the proposed change without submitting another Preliminary Proxy Statement.

As requested in the Comment Letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter or our revisions to the Proxy Statement, please contact me at (760) 653-1126.

Very truly yours,

/s/ Jay Novak
Jay Novak, Chief Financial Officer and Secretary

cc:	Douglas J. Rein, DLA Piper LLP (US)